UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND FOR THE

THREE-MONTH PERIOD ENDED MARCH 31, 2023

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information		2
Condensed Interim Statement of Comprehensive Income (Loss)		3
Condensed Interim Statement of Financial Position		4
Condensed Interim Statement of Changes in Equity		6
Condensed Interim Statement of Cash Flows		7

Notes to the Condensed Interim Financial Statements:
1 |	General information	9
2 |	Regulatory framework	10
3 |	Basis of preparation	11
4 |	Accounting policies	12
5 |	Financial risk management	13
6 |	Critical accounting estimates and judgments	15
7 |	Contingencies and lawsuits	15
8 |	Revenue from sales and energy purchases	16
9 |	Expenses by nature	18
10 |	Other operating income (expense), net	19
11 |	Net finance costs	19
12 |	Basic and diluted loss per share	20
13 |	Property, plant and equipment	21
14 |	Right-of-use assets	23
15 |	Inventories	23
16 |	Other receivables	23
17 |	Trade receivables	24
18 |	Financial assets at fair value through profit or loss	24
19 |	Cash and cash equivalents	25
20 |	Share capital and additional paid-in capital	25
21 |	Allocation of profits	25
22 |	Trade payables	26
23 |	Other payables	26
24 |	Borrowings	27
25 |	Salaries and social security taxes payable	28
26 |	Income tax and deferred tax	29
27 |	Tax liabilities	30
28 |	Provisions	30
29 |	Related-party transactions	30
30 |	Shareholders’ Meeting	31
31 |	Events after the reporting period	31

CONDENSED INTERIM FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
MEM	Wholesale Electricity Market
MULC	Single Free Foreign Exchange Market
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

1

CONDENSED INTERIM FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the By-laws: April 10, 2023 (Note 30)

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF MARCH 31, 2023

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 20)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)	Includes 30,994,291 treasury shares as of March 31, 2023 and December 31, 2022.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Comprehensive Income (Loss)

for the three-month period ended March 31, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.23	03.31.22

Revenue	8	69,809	62,094
Energy purchases	8	(50,419)	(36,723)
Subtotal		19,390	25,371
Transmission and distribution expenses	9	(17,962)	(16,119)
Gross margin		1,428	9,252

Selling expenses	9	(7,699)	(7,219)
Administrative expenses	9	(5,857)	(4,909)
Other operating income	10	2,130	2,293
Other operating expense	10	(1,538)	(2,564)
Operating profit		(11,536)	(3,147)

Financial income	11	1	17
Financial costs	11	(37,827)	(16,989)
Other financial costs	11	3,000	(3,137)
Net financial costs		(34,826)	(20,109)

Monetary gain (RECPAM)		40,488	24,064

Profit before taxes		(5,874)	808

Income tax	26	(4,088)	(6,565)
Loss for the period		(9,962)	(5,757)

Comprehensive loss for the period attributable to:
Owners of the parent		(9,962)	(5,757)
Comprehensive loss for the period		(9,962)	(5,757)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	12	(11.39)	(6.58)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

3

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2023 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.23	12.31.22
ASSETS
Non-current assets
Property, plant and equipment	13	485,794	481,988
Interest in joint ventures		26	26
Right-of-use assets	14	778	861
Other receivables	16	3	4
Total non-current assets		486,601	482,879

Current assets
Inventories	15	9,276	7,837
Other receivables	16	24,852	22,763
Trade receivables	17	42,070	34,074
Financial assets at fair value through profit or loss	18	30,404	34,939
Cash and cash equivalents	19	7,067	1,984
Total current assets		113,669	101,597
TOTAL ASSETS		600,270	584,476

4

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Financial Position

as of March 31, 2023 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.23	12.31.22
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	20	875	875
Adjustment to share capital	20	132,538	132,538
Treasury stock	20	31	31
Adjustment to treasury stock	20	2,843	2,843
Additional paid-in capital	20	1,827	1,827
Cost treasury stock		(10,924)	(10,924)
Legal reserve		9,233	9,233
Voluntary reserve		89,419	89,419
Other comprehensive loss		(989)	(989)
Accumulated losses		(81,839)	(71,877)
TOTAL EQUITY		143,014	152,976

LIABILITIES
Non-current liabilities
Trade payables	22	1,026	1,120
Other payables	23	20,248	21,288
Borrowings	24	23,608	17,696
Deferred revenue		3,666	4,477
Salaries and social security payable	25	1,030	939
Benefit plans		2,433	2,265
Deferred tax liability	26	139,101	135,013
Provisions	28	5,749	6,760
Total non-current liabilities		196,861	189,558
Current liabilities
Trade payables	22	240,428	218,882
Other payables	23	7,689	7,697
Borrowings	24	1,056	224
Deferred revenue		44	54
Salaries and social security payable	25	7,281	11,369
Benefit plans		234	285
Tax liabilities	27	1,986	1,604
Provisions	28	1,677	1,827
Total current liabilities		260,395	241,942
TOTAL LIABILITIES		457,256	431,500

TOTAL LIABILITIES AND EQUITY		600,270	584,476

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

5

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Changes in Equity

for the three-month period ended March 31, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive loss	Accumulated (losses) profits	Total equity
Balance at December 31, 2021	875	132,525	31	2,856	1,816	(10,924)	9,233	89,419	-	(472)	(50,613)	174,746

Loss for the three-month period	-	-	-	-	-	-	-	-	-	-	(5,757)	(5,757)
Balance at March 31, 2022	875	132,525	31	2,856	1,816	(10,924)	9,233	89,419	-	(472)	(56,370)	168,989

Other Reserve Constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	11	-	-	11
Payment of Other Reserve Constitution - Share-based compensation plan	-	13	-	(13)	11	-	-	-	(11)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(517)	-	(517)
Loss for the nine-month complementary period	-	-	-	-	-	-	-	-	-	-	(15,507)	(15,507)
Balance at December 31, 2022	875	132,538	31	2,843	1,827	(10,924)	9,233	89,419	-	(989)	(71,877)	152,976

Loss for the three-month period	-	-	-	-	-	-	-	-	-	-	(9,962)	(9,962)
Balance at March 31, 2023	875	132,538	31	2,843	1,827	(10,924)	9,233	89,419	-	(989)	(81,839)	143,014

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

6

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2023

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.23	03.31.22
Cash flows from operating activities
Loss for the period		(9,962)	(5,757)

Adjustments to reconcile net (loss) profit to net cash flows from operating activities:
Depreciation of property, plants and equipments	13	6,090	5,560
Depreciation of right-of-use assets	14	267	300
Loss on disposals of property, plants and equipments	13	90	152
Net accrued interest	11	37,826	16,960
Income from customer surcharges	10	(1,002)	(919)
Exchange difference	11	136	122
Income tax	26	4,088	6,565
Allowance for the impairment of trade and other receivables, net of recovery	9	720	800
Adjustment to present value of receivables	11	95	91
Provision for contingencies	28	488	1,682
Changes in fair value of financial assets	11	(4,594)	1,774
Accrual of benefit plans	9	910	540
Income from non-reimbursable customer contributions	10	(12)	(24)
Other financial results	11	1,363	1,150
Monetary gain (RECPAM)		(40,488)	(24,064)
Changes in operating assets and liabilities:
Increase in trade receivables		(13,786)	(3,074)
Increase in other receivables		(6,763)	(476)
Increase in inventories		(1,353)	(92)
Increase in deferred revenue		1	2
Increase in trade payables		28,432	10,092
Decrease in salaries and social security payable		(1,800)	(1,025)
Decrease in benefit plans		(338)	(184)
Increase (Decrease) in tax liabilities		667	(339)
Increase in other payables		614	1,373
Decrease in provisions	28	(95)	(406)
Net cash flows generated by operating activities		1,594	10,803

7

CONDENSED INTERIM FINANCIAL STATEMENTS

edenor

Condensed Interim Statement of Cash Flows

for the three-month period ended March 31, 2023

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.23	03.31.22
Cash flows from investing activities
Payment of property, plant and equipments		(8,918)	(4,696)
Sale (Purchase) net of Mutual funds and negotiable instruments		6,024	(2,669)
Net cash flows used in investing activities		(2,894)	(7,365)

Cash flows from financing activities
Proceeds from borrowings		6,655	-
Payment of lease liability		(442)	(384)
Payment of Corporate Notes issuance expenses		(228)	-
Net cash flows generated by (used in) financing activities		5,985	(384)

Increase in cash and cash equivalents		4,685	3,054

Cash and cash equivalents at the beginning of the year	19	1,984	7,522
Exchange differences in cash and cash equivalents		416	571
Result from exposure to inflation		(18)	(2)
Increase in cash and cash equivalents		4,685	3,054
Cash and cash equivalents at the end of the period	19	7,067	11,145

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(1,068)	(788)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(185)	(333)

The accompanying notes are an integral part of the Condensed Interim Financial Statements.

8

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by edenor or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In the last few fiscal years, the Company recorded negative working capital, mainly as a consequence of the insufficient adjustments of the electricity rate since February 2019 -which did not comply with the terms agreed upon in the last RTI-, and the constant increase of both the operating costs and the costs of the investments necessary to maintain the quality of the service; all this in addition to the inflationary context in which the Argentine economy has been since mid-2018.

Although in the last two years the values of the Company’s electricity rate schedules suffered changes, they have been insufficient to cover the economic and financial needs of the Distribution Company in a context of growing inflation, with the annual rate surpassing 100%, inasmuch as most of them implied only the passing through of the seasonal prices without improving revenues from the CPD. Nevertheless, and in spite of the aforementioned context with constant increases in operating costs, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made.

Additionally, the country’s macroeconomic situation with the increase in the rate of inflation, the widening of the gap between the official dollar exchange rate and the dollar exchange rate quoted in financial or free markets, and the consequences of the agreement with the International Monetary Fund make it difficult to envisage a clear-cut trend of the economy in the short term.

This complex and vulnerable economic context is aggravated by the currency restrictions imposed by the BCRA pursuant to which the BCRA’s prior authorization is required for certain transactions, such as the Company’s transactions associated with the payment of imports of goods that are necessary for the provision of the service and the payments to service the financial debt.

As a consequence of the described context, the Company witnessed an even greater deterioration of its economic and financial equation due to the long overdue adjustment of rates and the increase in costs on the Company’s operating structure and supplies. Therefore, it became necessary to partially postpone payments to CAMMESA for energy purchased in the MEM as from the maturities taking place in March 2020; payment obligations which were partially regularized, but as of March 31, 2023 accumulated a past due principal balance of $ 71,533, plus interest and charges for $111,597. In this regard, the maturities taking place in March and April 2023 were paid in full.

9

CONDENSED INTERIM FINANCIAL STATEMENTS

Despite the previously detailed situation, it is worth pointing out that, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In view of the continuous increase of the costs associated with the provision of the service, as well as the need for additional investments to meet the demand, the Company has taken, and continues to analyze, different measures aimed at mitigating the negative effects of this situation on its financial structure, thereby minimizing the impact on the sources of employment, on the execution of the investment plan and on the carrying out of the necessary operation, maintenance and improvement-related works in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability.

Due to that which has been previously described, the Company’s Board of Directors believes there is material uncertainty that may cast significant doubt upon edenor’s ability to continue as a going concern, which may result in the Company’s being obliged to defer certain payment obligations or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, taking into consideration the signing of the Memorandum of Agreement in December 2022 and the issuance of ENRE Resolution No. 241/2023, which authorized increases in the VAD of 107.8% and 73.7% as from April and June, respectively (Note 2.b to the Financial Statements as of December 31, 2022), these condensed interim financial statements have been prepared assuming that the Company will continue to operate as a going concern and do not include the adjustments or reclassifications that might result from the outcome of these uncertainties, inasmuch as this Distribution Company has historically been provided with transitional solutions that have made it possible to partially restore the economic and financial equation and ensure the operation of its distribution networks, due to the essential service it provides.

Nota	2 | Regulatory framework

At the date of issuance of these condensed interim financial statements, there exist the following changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022:

a)	Electricity rate situation

On April 25, 2023, by means of Resolution No. 363/2023, the ENRE resolved to commence as from June 1, 2023 the Tariff Structure Review (RTI) Process for electricity distribution companies under national jurisdiction, in compliance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the framework of the Public Emergency, as amended and complemented.

Furthermore, on April 29, 2023, by means of Resolution No. 323/2023, the SE approved the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period. In line with that, on May 4, 2023, by means of Resolution No. 399/2023, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2023.

b)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

With regard to the Memorandum of Agreement entered into by the Company, the Federal Government, the ENRE and CAMMESA on December 29, 2022, at the date of issuance of these condensed interim financial statements, the defined Payment plan is still pending ratification by the Energy Secretariat.

10

CONDENSED INTERIM FINANCIAL STATEMENTS

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due has as a condition precedent that the ENRE grant an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate; therefore, the event required in order for the substitution of the debt (novation) to take place has not completely occurred and the impact thereof is not recognized in the current period.

c)	Framework Agreement

By virtue of the Agreement described in Note 2.d to the Financial Statements as of December 31, 2022, in January 2021 the Company received a first disbursement for $ 1,500, which was specifically used for complying with the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network. The Distribution Company used the funds only after the ENRE certified compliance with both the degree of completion of the works included in the referred to plan and the related financial milestones.

As of March 31, 2023, negotiations are still underway between the Company and the Energy Secretariat concerning the other disbursements stipulated in the agreement, which total an additional $1,000 relating to the second and third disbursements, plus a fourth disbursement in accordance with that which the ENRE will validate and inform about the vulnerable neighborhoods’ total consumption between August and December 2020.

At the date of issuance of these condensed interim financial statements, the Company has used a total of $ 3,044, of which $ 1,544 is pending crediting, relating to the reports on progress of the works performed.

Furthermore, with regard to the “Agreement on Recognition of Electricity Consumption in Vulnerable Neighborhoods of the Province of Buenos Aires”, entered into by the parties in order to settle the amounts relating to the cost of the consumption of electricity recorded by the collective meters, January-December 2021 period, on March 21, 2023, the Federal Government’s portion was effectively settled in accordance with CAMMESA’s statement of accounts.

Nota	3 | Basis of preparation

These condensed interim financial statements for the three-month period ended March 31, 2023 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on May 10, 2023.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Financial Statements for the year ended December 31, 2022 and until the date of issuance of these condensed interim financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the three-month period ended March 31, 2023 and its comparative period as of March 31, 2022 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim financial statements should be read together with the audited Financial Statements as of December 31, 2022 prepared under IFRS.

11

CONDENSED INTERIM FINANCIAL STATEMENTS

The Company’s condensed interim financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and March 31, 2022, as the case may be, disclosed in these condensed interim financial statements for comparative purposes, arise as a result of restating the annual Financial Statements and the Condensed Interim Financial Statements as of those dates, respectively, to the purchasing power of the currency at March 31, 2023, as a consequence of the restatement of financial information described hereunder. Furthermore, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at March 31, 2023, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate applied for the January 1, 2023 - March 31, 2023 period was 21.7%.

Nota	4 | Accounting policies

The accounting policies adopted for these condensed interim financial statements are consistent with those used in the Financial Statements for the last financial year, which ended on December 31, 2022.

Detailed below are the accounting standards, amendments and interpretations issued by the IASB in the last few years that are effective as of March 31, 2023 and have been adopted by the Company:

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. It also incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how a company can identify a material accounting policy.

- IAS 8 “Accounting policies, changes in accounting estimates and errors”, amended in February 2021. It replaces the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in the financial statements that are subject to measurement uncertainty.

12

CONDENSED INTERIM FINANCIAL STATEMENTS

- IAS 12 “Income tax”, amended in May 2021. It clarifies how an entity accounts for deferred tax on transactions such as leases and decommissioning obligations.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim financial statements.

Nota	5 | Financial risk management

Nota	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect some of the Company’s business variables, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of March 31, 2023 and December 31, 2022, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.22	Total 12.31.21

ASSETS
CURRENT ASSETS
Other receivables	USD	33.5	208.610	6,988	4,157
Financial assets at fair value through profit or loss	USD	63.3	208.610	13,205	17,600
Cash and cash equivalents	USD	0.5	208.610	104	42
TOTAL CURRENT ASSETS				20,297	21,799
TOTAL ASSETS				20,297	21,799

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	113.0	209.010	23,608	17,696
TOTAL NON-CURRENT LIABILITIES				23,608	17,696
CURRENT LIABILITIES
Trade payables	USD	11.8	209.010	2,466	3,818
	EUR	0.3	226.154	68	46
	CHF	0.3	228.747	69	-
Borrowings	USD	5.1	209.010	1,056	224
Other payables	USD	1.3	209.010	274	278
TOTAL CURRENT LIABILITIES				3,933	4,366
TOTAL LIABILITIES				27,541	22,062

(1)	The exchange rates used are the BNA exchange rates in effect as of March 31, 2023 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

13

CONDENSED INTERIM FINANCIAL STATEMENTS

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2023 and December 31, 2022:

LEVEL 1

At March 31, 2023
Assets
Other receivables:
Assigned assets and in custody	6,721
Financial assets at fair value through profit or loss:
Negotiable instruments	2,598
Mutual funds	27,806
Cash and cash equivalents:
Mutual funds	6,004
Total assets	43,129

LEVEL 1

At December 31, 2022
Assets
Other receivables:
Assigned assets and in custody	5,691
Financial assets at fair value through profit or loss:
Negotiable instruments	16,696
Mutual funds	18,243
Cash and cash equivalents
Mutual funds	928
Total assets	41,558

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

14

CONDENSED INTERIM FINANCIAL STATEMENTS

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2023 and December 31, 2022 all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

Nota	6 | Critical accounting estimates and judgments

The preparation of the condensed interim financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim financial statements.

In the preparation of these condensed interim financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Financial Statements for the year ended December 31, 2022.

Nota	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim financial statements, there are no significant changes with respect to the situation reported by the Company in the Financial Statements as of December 31, 2022, except for the following:

-	AFIP’s Income Tax claim, Undocumented outflows and VAT

On March 30, 2023, the Federal Court of Appeals of San Martín revoked the lower court decision and admitted the arguments contained in the appeal filed by the AFIP (Federal Administration of Public Revenues). Therefore, the case is sent back to the Court of original jurisdiction for further investigation.

In the Company’s opinion, strong and sufficient arguments exist to make its position prevail at the judicial stage. Consequently, no liabilities whatsoever have been recorded for this matter as of March 31, 2023.

15

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

16

CONDENSED INTERIM FINANCIAL STATEMENTS

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts to approximately 9.1%.

	03.31.23		03.31.22
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	3,856	41,801	3,040	34,893
Medium demand segment: Commercial and industrial (T2)	431	7,189	391	6,356
Large demand segment (T3)	989	17,644	936	17,436
Other: (Shantytowns/Wheeling system)	1,212	2,832	1,103	2,994
Subtotal - Sales of electricity	6,488	69,466	5,470	61,679

Other services
Right of use of poles		323		377
Connection and reconnection charges		20		38
Subtotal - Other services		343		415

Total - Revenue		69,809		62,094

	03.31.23		03.31.22
	GWh	$	GWh	$

Energy purchases (1)	7,726	(50,419)	6,351	(36,723)

(1)	As of March 31, 2023 and 2022, the cost of energy purchases includes technical and non-technical energy losses for 1,238 GWh and 881 GWh, respectively.

17

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,446	865	1,942	9,253
Pension plans	634	85	191	910
Communications expenses	161	261	1	423
Allowance for the impairment of trade and other receivables	-	720	-	720
Supplies consumption	1,265	-	139	1,404
Leases and insurance	-	-	297	297
Security service	287	26	163	476
Fees and remuneration for services	3,598	1,699	2,253	7,550
Public relations and marketing	-	635	-	635
Advertising and sponsorship	-	327	-	327
Reimbursements to personnel	-	-	1	1
Depreciation of property, plants and equipments	4,790	714	586	6,090
Depreciation of right-of-use asset	27	53	187	267
Directors and Supervisory Committee members’ fees	-	-	27	27
ENRE penalties	753	1,419	-	2,172
Taxes and charges	-	895	51	946
Other	1	-	19	20
At 03.31.23	17,962	7,699	5,857	31,518

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2023 for $ 1,354.5.

Expenses by nature at 03.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	6,329	964	1,780	9,073
Pension plans	377	57	106	540
Communications expenses	101	300	-	401
Allowance for the impairment of trade and other receivables	-	800	-	800
Supplies consumption	1,132	-	112	1,244
Leases and insurance	2	-	338	340
Security service	354	40	28	422
Fees and remuneration for services	2,385	1,629	1,714	5,728
Public relations and marketing	-	409	-	409
Advertising and sponsorship	-	211	-	211
Reimbursements to personnel	-	-	-	-
Depreciation of property, plants and equipments	4,373	652	535	5,560
Depreciation of right-of-use asset	30	60	210	300
Directors and Supervisory Committee members’ fees	-	-	22	22
ENRE penalties	1,036	1,175	-	2,211
Taxes and charges	-	922	49	971
Other	-	-	15	15
At 03.31.22	16,119	7,219	4,909	28,247

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2022 for $ 1,236.5.

18

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	10 | Other operating income (expense), net

	Note	03.31.23	03.31.22
Other operating income
Income from customer surcharges		1,002	919
Commissions on municipal taxes collection		216	211
Fines to suppliers		33	29
Services provided to third parties		241	141
Income from non-reimbursable customer contributions		12	24
Expense recovery		-	19
Construction plan Framework agreement	2.c	605	938
Other		21	12
Total other operating income		2,130	2,293

Other operating expense
Gratifications for services		(124)	(67)
Cost for services provided to third parties		(243)	(38)
Severance paid		(26)	(22)
Debit and Credit Tax		(612)	(579)
Provision for contingencies	28	(488)	(1,682)
Disposals of property, plant and equipment		(16)	(152)
Other		(29)	(24)
Total other operating expense		(1,538)	(2,564)

Nota	11 | Net finance costs

	03.31.23	03.31.22
Financial income
Financial interest	1	17

Financial costs
Commercial interest	(34,007)	(14,409)
Interest and other	(3,818)	(2,565)
Fiscal interest	(2)	(3)
Bank fees and expenses	-	(12)
Total financial costs	(37,827)	(16,989)

Other financial results
Changes in fair value of financial assets	4,594	(1,774)
Exchange differences	(136)	(122)
Adjustment to present value of receivables	(95)	(91)
Other financial costs (*)	(1,363)	(1,150)
Total other financial costs	3,000	(3,137)
Total net financial costs	(34,826)	(20,109)

(*) As of March 31, 2023 and 2022, $ 1,363 and $ 1,150, respectively, relate to EDELCOS S.A. technical assistance.

19

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	12 | Basic and diluted loss per share

Basic

The basic loss per share is calculated by dividing the loss attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2023 and 2022, excluding common shares purchased by the Company and held as treasury shares.

The basic loss per share coincides with the diluted loss per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.23	03.31.22
Loss for the period attributable to the owners of the Company	(9,962)	(5,757)
Weighted average number of common shares outstanding	875	875
Basic and diluted loss per share – in pesos	(11.39)	(6.58)

20

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	13,517	126,514	314,200	138,244	35,857	109,347	1,466	739,145
Accumulated depreciation	(3,075)	(46,085)	(129,906)	(58,692)	(19,399)	-	-	(257,157)
Net amount	10,442	80,429	184,294	79,552	16,458	109,347	1,466	481,988

Additions	12	-	20	909	73	8,972	-	9,986
Disposals	(17)	-	(56)	(17)	-	-	-	(90)
Transfers	283	315	3,800	1,514	125	(6,155)	118	-
Depreciation for the period	(134)	(1,149)	(2,653)	(1,374)	(780)	-	-	(6,090)
Net amount 03.31.23	10,586	79,595	185,405	80,584	15,876	112,164	1,584	485,794

At 03.31.23
Cost	13,791	126,829	317,814	140,639	36,056	112,164	1,584	748,877
Accumulated depreciation	(3,205)	(47,234)	(132,409)	(60,055)	(20,180)	-	-	(263,083)
Net amount	10,586	79,595	185,405	80,584	15,876	112,164	1,584	485,794

•	During the period ended March 31, 2023, the Company capitalized as direct own costs $ 1,354.5.

21

CONDENSED INTERIM FINANCIAL STATEMENTS

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment, communications and advances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	13,464	120,882	301,015	130,801	28,290	103,429	1,144	699,025
Accumulated depreciation	(2,868)	(41,783)	(120,480)	(53,779)	(16,826)	-	-	(235,736)
Net amount	10,596	79,099	180,535	77,022	11,464	103,429	1,144	463,289

Additions	32	-	9	193	193	5,057	-	5,484
Disposals	-	-	(125)	(27)	-	-	-	(152)
Transfers	35	10	4,853	1,164	1,221	(8,227)	944	-
Depreciation for the period	(69)	(1,042)	(2,549)	(1,275)	(625)	-	-	(5,560)
Net amount 03.31.22	10,594	78,067	182,723	77,077	12,253	100,259	2,088	463,061

At 03.31.22
Cost	13,531	120,892	305,672	132,114	29,704	100,259	2,088	704,260
Accumulated depreciation	(2,937)	(42,825)	(122,949)	(55,037)	(17,451)	-	-	(241,199)
Net amount	10,594	78,067	182,723	77,077	12,253	100,259	2,088	463,061

•	During the period ended March 31, 2022, the Company capitalized as direct own costs $ 1,236.5.

22

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.23	12.31.22
Right-of-use assets by leases	778	861

The development of right-of-use assets is as follows:

	03.31.23	03.31.22
Balance at beginning of year	861	1,009
Additions	184	333
Depreciation for the period	(267)	(300)
Balance at end of the period	778	1,042

Nota	15 | Inventories

	03.31.23	12.31.22

Supplies and spare-parts	9,276	7,836
Advance to suppliers	-	1
Total inventories	9,276	7,837

Nota	16 | Other receivables

	Note	03.31.23	12.31.22
Non-current:
Related parties	29.c	3	4

Current:
Framework agreement (1)	2.c	1,544	3,371
Assigned assets and in custody (2)		6,721	5,691
Judicial deposits		213	254
Security deposits		111	120
Prepaid expenses		186	463
Advances to personnel		46	2
Financial credit		7	17
Advances to suppliers		302	375
Tax credits		15,555	11,965
Debtors for complementary activities		216	494
Other		4	64
Allowance for the impairment of other receivables		(53)	(53)
Total current		24,852	22,763

(1)	As of March 31, 2023 and December 31, 2022, $ 1,544 and $ 1,847 relate to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network, and $ 1,524 relates to the Framework Agreement signed in December 2022 related to the Recognition of consumption in vulnerable neighborhoods, respectively.
(2)	As of March 31, 2023 and December 31, 2022, relate to Securities issued by private companies for NV 14,771,500 and NV 11,771,500, respectively, and cash deriving from the collection of securities for USD 2,924,022 assigned to and in possession of Global Valores S.A., respectively. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

23

CONDENSED INTERIM FINANCIAL STATEMENTS

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.23	03.31.22
Balance at beginning of year	53	69
Increase	12	18
Result from exposure to inlfation	(12)	(8)
Recovery	-	(18)
Balance at end of the period	53	61

Nota	17 | Trade receivables

	03.31.23	12.31.22

Sales of electricity – Billed	22,369	19,490
Receivables in litigation	97	349
Allowance for the impairment of trade receivables	(4,777)	(5,641)
Subtotal	17,689	14,198

Sales of electricity – Unbilled	23,195	18,666
PBA & CABA government credit	1,184	1,207
Fee payable for the expansion of the transportation and others	2	3
Total Trade receivables	42,070	34,074

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.23	03.31.22
Balance at beginning of the year	5,641	14,242
Increase	708	800
Decrease	(554)	(22)
Result from exposure to inlfation	(1,018)	(2,012)
Balance at end of the period	4,777	13,008

Nota	18 | Financial assets at fair value through profit or loss

	03.31.23	12.31.22

Negotiable instruments	2,598	16,696
Mutual funds	27,806	18,243
Total Financial assets at fair value through profit or loss	30,404	34,939

24

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	19 | Cash and cash equivalents

	03.31.23	12.31.22	03.31.22
Cash and banks	1,063	1,056	3,305
Mutual funds	6,004	928	7,840
Total cash and cash equivalents	7,067	1,984	11,145

Nota	20 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2021 and March 31, 2022	136,287	1,816	138,103

Payment of Other reserve constitution - Share-bases compensation plan	-	11	11
Balance at December 31, 2022 and March 31, 2023	136,287	1,827	138,114

As of March 31, 2023, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which was authorized by the CNV.

Nota	21 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

25

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	22 | Trade payables

		03.31.23	12.31.22
Non-current
Customer guarantees		701	735
Customer contributions		325	385
Total non-current		1,026	1,120

Current
Payables for purchase of electricity - CAMMESA		190,468	173,694
Provision for unbilled electricity purchases - CAMMESA		42,544	28,468
Suppliers		6,314	15,722
Related parties	29.c	463	249
Advance to customer		604	707
Customer contributions		34	41
Discounts to customers		1	1
Total current		240,428	218,882

(1) As of March 31, 2023, includes $ 4,707 relating to post-dated checks issued by the Company in favor of CAMMESA.

The fair values of non-current customer contributions as of March 31, 2023 and December 31, 2022 amount to $ 38.9 and $ 47.4, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Nota	23 | Other payables

	Note	03.31.23	12.31.22
Non-current
ENRE penalties and discounts(1)		20,131	21,240
Financial Lease Liability(2)		117	48
Total Non-current		20,248	21,288

Current
ENRE penalties and discounts		6,924	6,797
Related parties	29.c	295	324
Advances for works to be performed		13	16
Financial Lease Liability (2)		437	558
Other		20	2
Total Current		7,689	7,697

(1) As of March 31, 2023 and December 31, 2022, $ 19,840 and $ 20,921, relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

The value of the Company’s other financial payables approximates their fair value.

26

CONDENSED INTERIM FINANCIAL STATEMENTS

(2) The development of the finance lease liability is as follows:

	03.31.23	03.31.22
Balance at beginning of year	606	823
Increase	161	298
Payments	(442)	(384)
Exchange difference	247	82
Interest	90	88
Result from exposure to inflation	(108)	(114)
Balance at end of the period	554	793

Nota	24 | Borrowings

	03.31.23	12.31.22
Non-current
Corporate notes (1)	23,608	17,696

Interest from corporate notes	868	224
Financial borrowings (2)	188	-
Total Borrowings	1,056	224

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for USD 893,508. Annual interest rate: 14%.

The fair values of the Company’s Corporate Notes as of March 31, 2023 and December 31, 2022 amount approximately to $ 23,789 and $ 17,078.3 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each period. The applicable fair value category is Level 1.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to USD 30,945,000.

Furthermore, an amount of $ 228 was disbursed as issuance expenses of Class No. 2 Additional Corporate Notes.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of Class No. 2 Corporate Notes due 2024 and Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of March 31, 2023, the values of the above-mentioned ratios do not meet the established parameters.

Additionally, on March 22, 2023, the Company convened Meetings of the Holders of Corporate Notes to deal with a consent solicitation so that the Company can provide guarantees in favor of CAMMESA and thereby comply with the Memorandum of Agreement on the Regularization of Payment Obligations dated December 29, 2022 (Note 2.b).

27

CONDENSED INTERIM FINANCIAL STATEMENTS

In this regard, on April 25, 2023, the waiver of Section 9.1 of the Indenture pursuant to which the Company’s Class No 1 Corporate Notes due October 2025 had been issued was approved. However, the Extraordinary Meeting of the Holders of Class No. 2 Corporate Notes was not constituted as the quorum required to call the meeting to order on first call was not present.

The Company believes that the 2022 Memorandum of Agreement lowers the risk in terms of reducing a significant account payable and, hence, solicited consents to approve the waiver because the 2022 Memorandum of Agreement requires a pledge of certain accounts receivable of the Company in order to secure at any time the payment of up to three installments of the agreed-upon Payment plan (Note 2.b).

The Company’s Corporate Note debt structure, based on the Tender Orders received, the issuance of the New Corporate Notes and the repayment of Class No. 9 Corporate Notes -all that in the framework of the restructuring of the Company’s financial debt according to Note 39 to the Financial Statements as of December 31, 2022-, would be comprised of as follows:

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par notes - Due 2022	9	98,057,000	(52,695,600)	-	(45,361,400)	-	24,333	-
Fixed rate par notes - Due 2024	2	-	-	30,000,000	-	30,000,000	-	6,258
Fixed rate par notes - Due 2025	1	-	55,244,538	-	-	55,244,538	-	11,662
Total		98,057,000	2,548,938	30,000,000	(45,361,400)	85,244,538	24,333	17,920

		in U$S					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment / Repurchase	Debt structure at 03/31/2023	Debt structure at 12/31/2022	Debt structure at 03/31/2023
Fixed rate par notes - Due 2024	2	30,000,000	-	30,945,000	-	60,945,000	6,258	12,809
Fixed rate par notes - Due 2025	1	55,244,538	-	-	-	55,244,538	11,662	11,667
Total		85,244,538	-	30,945,000	-	116,189,538	17,920	24,476

Nota	25 | Salaries and social security taxes payable

	03.31.23	12.31.22
Non-current
Seniority-based bonus	1,030	939

Current
Salaries payable and provisions	5,137	10,053
Social security payable	2,112	1,281
Early retirements payable	32	35
Total current	7,281	11,369

The value of the Company’s salaries and social security taxes payable approximates their fair value.

28

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	26 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	03.31.23	03.31.22
Deferred tax	(4,088)	(3,307)
Current tax	-	(3,258)
Income tax expense	(4,088)	(6,565)

The detail of the income tax expense for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	03.31.23	12.31.22
Deferred tax assets
Tax loss carry forward	25,195	20,135
Trade receivables and other receivables	1,499	1,749
Trade payables and other payables	2,385	2,080
Salaries and social security payable and Benefit plans	1,147	1,197
Tax liabilities	109	53
Provisions	2,633	2,758
Deferred tax asset	32,968	27,972

Deferred tax liabilities
Property, plant and equipments	(145,952)	(139,650)
Financial assets at fair value through profit or loss	(2,672)	(2,137)
Borrowings	(237)	(242)
Adjustment effect on tax inflation	(23,208)	(20,956)
Deferred tax liability	(172,069)	(162,985)

Net deferred tax liability	(139,101)	(135,013)

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting (loss) profit before taxes, is as follows:

	03.31.23	03.31.22
Profit for the period before taxes	(5,874)	808
Applicable tax rate	35%	35%
Result for the period at the tax rate	2,056	(283)
Restatement of equity and Gain on exposure to inflation of deferred tax	6,108	2,084
Adjustment effect on tax inflation	(12,146)	(8,335)
Non-taxable income	(106)	(31)
Income tax expense	(4,088)	(6,565)

29

CONDENSED INTERIM FINANCIAL STATEMENTS

Nota	27 | Tax liabilities

	03.31.23	12.31.22
Non-current

Provincial, municipal and federal contributions and taxes	957	431
Tax withholdings	654	691
SUSS withholdings	44	71
Municipal taxes	331	411
Total Tax liabilities	1,986	1,604

Nota	28 | Provisions

Included in non-current liabilities
	Contingencies
	03.31.23	03.31.22
Balance at beginning of year	6,760	9,440
Increases	212	1,132
Result from exposure to inflation for the period	(1,223)	(1,358)
Balance at end of the period	5,749	9,214

Included in current liabilities
	Contingencies
	03.31.23	03.31.22
Balance at beginning of year	1,827	1,272
Increases	276	550
Decreases	(95)	(406)
Result from exposure to inflation for the period	(331)	(183)
Balance at end of the period	1,677	1,233

Nota	29 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense
Company	Concept	03.31.23	03.31.22

EDELCOS S.A.	Technical advisory services on financial matters	(1,363)	(1,150)
SACME	Operation and oversight of the electric power transmission system	(125)	(110)
Andina PLC	Interest	(11)	-
Estudio Cuneo Libarona Abogados	Legal fees	(1)	(2)
		(1,500)	(1,262)

b.	Key Management personnel’s remuneration

	03.31.23	03.31.22

Salaries	926	605

30

CONDENSED INTERIM FINANCIAL STATEMENTS

       The balances with related parties are as follow:

c.	Receivables and payables

	03.31.23	12.31.22
Other receivables - Non current
SACME	3	4

Trade payables
EDELCOS S.A.	(463)	(249)

Other payables
Andina PLC	(274)	(278)
SACME	(21)	(46)
	(295)	(324)

Nota	30 | Shareholders’ Meeting

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 resolved, among other issues, the following:

-	To approve edenor’s Annual Report and Financial Statements as of December 31, 2022;
-	To allocate the $ 17,468 loss for the year ended December 31, 2022 (which at the purchasing power of the currency at March 31, 2023 amounts to $ 21,264) to the Unappropriated Retained Earnings account, under the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations;
-	To appoint the authorities and the external auditors for the current fiscal year;
-	To consider the conversion of 355,945 Class C shares into Class B shares in the framework of the termination of the Employee Stock Ownership Program (Note 20).

Furthermore, the amendment to Sections Nos. 4, 13, 23 and 33 of the By-laws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022 and by the ENRE by means of Resolution No. 243/2023 dated February 28, 2023, was registered with the IGJ on April 10, 2023.

Nota	31 | Events after the reporting period

The following are the events that occurred subsequent to Mach 31, 2023:

-	Commencement of the Tariff Structure Review (RTI) Process as from June 1, 2023 – ENRE Resolution No. 363/2023, Note 2.a.
-	Change of both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 323/2023 and ENRE Resolution No. 399/2023, respectively, Note 2.a.
-	Corporate Note Holders’ Meeting – Consent solicitation to provide guarantees, Note 24.
-	Approval of the conversion of 355,945 Class C shares into Class B shares, Note 20.
-	Registration with the IGJ of the amendment to the By-laws, Note 30.

NEIL BLEASDALE
Chairman

31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 11, 2023